[Exhibit 11]

North Fork Bancorporation, Inc.

COMPUTATION OF NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE
September 30, 2003
(unaudited)

	Three Months Ended		Nine Months Ended

	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

Net Income	$94,330,247	$106,847,133	$293,981,805	$309,598,074
Common and Common Equivalent Shares:
Weighted Average Common Shares Outstanding	148,853,117	160,306,872	151,879,228	160,398,369
Weighted Average Common Equivalent Shares	1,657,315	1,940,784	1,584,395	1,906,661

Weighted Average Common and Common Equivalent Shares	$150,510,432	$162,247,656	$153,463,623	$162,305,030

Net Income Per Share - Basic	$0.63	$0.67	$1.94	$1.93
Net Income Per Share - Diluted	$0.63	$0.66	$1.92	$1.91

32